02053347

BP 12/2

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 15404

SEC MAIL PROCESSING
RECEIVED
NOV 21 2002
WASHINGTON D.C.
155

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2001 AND ENDING June 30, 2002
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MAGUIRE INVESTMENTS, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1862 S Broadway, Suite 100
(No. and Street)

Santa Maria, CA 93454
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Stephen P Maguire 805-922-6901
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Butcher & Chambers, Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

166 North 9th Street, #A Grover Beach, CA 93433
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 24 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen P Maguire, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Maguire Investments, Inc, as of June 30, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

LUCY E. GRIFFITH
Comm. # 1236675
NOTARY PUBLIC-CALIFORNIA
Santa Barbara County
My Comm. Expires Nov. 3, 2003

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MAGUIRE INVESTMENTS, INC.
RECONCILIATION OF AUDITED COMPUTATION
OF NET CAPITAL AND FOCUS REPORT
JUNE 30, 2002

NET CAPITAL PER FOCUS REPORT (submitted July 24, 2002)	$1,931,200
Changes in:	
1. Accounts payable	(27,000)
2. Income taxes payable	(13,263)
3. Payroll taxes	(7,913)
4. Haircuts	(150,642)
NET CAPITAL PER AUDIT	$1,732,382

EXPLANATIONS:

1. A check written on July 1, 2002 for $27,000 was found to be for a June 30, 2002 purchase.

2. We adjusted the income tax payable to the tax return. This is an annual routine audit adjustment.

3. Re-class of a debit balance in payroll tax liabilities and removal from the calculation. Prepaid expenses are not an item used to compute net capital.

4. Audited haircuts were not the same as those reported on the Focus report. We reported the amount as a result of our audit. Client had made the adjustment to the books before we began the field work.